TCF FINANCIAL CORPORATION

200 LAKE STREET EAST . WAYZATA, MN 55391-1693 . 952-475-6476

THOMAS F. JASPER

Executive Vice President
Chief Financial Officer

May 30, 2007

Mr. Paul Cline

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, DC  20549

Re:          TCF Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 27, 2007

File No. 001-10253

Dear Mr. Cline:

We are in receipt of your letter, dated May 17, 2007, concerning the above captioned filing of TCF Financial Corporation (TCF). We are pleased to provide the following responses to your comments set forth in your letter.

We have repeated your comments below in boldface type to facilitate your review, followed by the responses of TCF.

Consolidated Financial Statements

Note 25. Accounting for Deposit Account Overdrafts, page 73

1.              You state in your disclosure that you have changed your accounting policy for deposit account overdrafts to a more preferred method. Please tell us the specific reasons why the change was preferable under GAAP. Additionally, please tell us how you considered the need to obtain a preferability letter from your auditors as required by Item 601(B)(18) of Regulation S-X.

Mr. Paul Cline

Securities and Exchange Commission

TCF Response

TCF’s management was aware of diverse industry practice in the area of reporting overdrafts and the related net losses. Some banks report overdraft balances as loans, some as other assets and some net overdrafts against deposits. Some banks report the net overdraft losses in non-interest expense and some through the allowance for loan and lease losses resulting in provision expense. This diversity in industry practice was confirmed by the Office of the Comptroller of Currency (OCC), TCF’s primary banking regulator, as part of discussions with TCF in 2006.

TCF’s accounting policy for reporting deposit account losses, including net overdraft losses, in non-interest expense was disclosed in our significant accounting policies (see the attached copy of Note 1. Summary of Significant Accounting Policies in TCF’s Form 10-K for the fiscal year ended December 31, 2005).

The change in accounting policy for net overdraft losses was implemented in accordance with FAS 154 using retrospective application. It was more preferable under GAAP given the guidance available in the AICPA literature in the Depository and Lending Institutions Guide and given the issuance of the Interagency Policy Statement on the Allowance for Loan and Lease Losses in December 2006 (see TCF’s response to question 2 below for more details).

As part of this accounting policy change TCF did discuss the requirements under Item 601(B)(18) of Regulation S-K to obtain a preferability letter with the engagement partners at TCF’s independent registered public accounting firm, KPMG LLP. KPMG LLP did not deem such a letter required under the accounting policy changed and adopted in accordance with FAS 154.

2.              Please tell us how you considered the guidance in paragraph 13.37 of the AICPA Depository and Lending Institutions Guide and paragraph 14(e)(6) of SOP 01-6 in determining that your change in accounting for overdrafts and the related losses constituted a change in accounting policy and was not a correction of an error requiring restatement.

TCF Response

TCF’s management was aware of the guidance in paragraph 13.37 of the AICPA Depository and Lending Institutions Guide and in paragraph 14(e)(3) of SOP 01-6 (we believe this is the intended reference since we do not find a paragraph 14(e)(6)).

Mr. Paul Cline

Securities and Exchange Commission

TCF believes its previous accounting policy was in accordance with GAAP as an accepted industry practice and was transparent as stated in the accounting policy and as reported in non-interest expense.

The December 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses indicates on page 7 that “deposit accounts that are overdrawn (i.e., overdrafts) must be reclassified to loans …” (emphasis added). Discussions with the OCC in 2006 indicated the same. Therefore, TCF’s management concluded that changing its historical accounting policy for overdrafts and the related net losses was preferable and in accordance with regulatory guidance.

As described above, TCF management was aware of diverse industry practice in the reporting of overdrafts and related net losses and thus does not believe that the change in accounting policy was a correction of an error requiring restatement.  Additionally, TCF management concluded the amounts involved were not material to the consolidated financial statements taken as a whole. Nor did the difference in reporting change any trends or ratios in a material way. This change in accounting policy did not change net income as previously reported and mainly changed classification between loans and deposits and between non-interest expense and the provision for credit losses. KPMG LLP concurred with TCF management’s conclusion.

TCF acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings. TCF also acknowledges that comments from the SEC’s staff or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, TCF acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions concerning the foregoing responses, please do not hesitate to contact me at 952.475.6476.

Sincerely,

/s/ Thomas F. Jasper

Thomas F. Jasper
Executive Vice President and
Chief Financial Officer

recognized in occupancy and equipment expense. Rent expense for leases with free rent periods or scheduled rent increases is recognized on a straight-line basis over the lease term.

Other Real Estate Owned Other real estate owned is recorded at the lower of cost or fair value less estimated costs to sell at the date of transfer to other real estate owned. The fair value of other real estate is determined through independent third-party appraisals, automated valuation methods or broker opinions. At the time a loan is transferred to other real estate owned, any carrying amount in excess of the fair value less estimated costs to sell the property is charged off to the allowance for loan and lease losses. Subsequently, should the fair value of an asset less the estimated costs to sell decline to less than the carrying amount of the asset, the deficiency is recognized in the period in which it becomes known and is included in other non-interest expense. Net operating expenses of properties and recoveries, and gains and losses on sales of other real estate owned are also recorded in other non-interest expense.

Investments in Affordable Housing Limited Partnerships Investments in affordable housing consist of investments in limited partnerships that operate qualified affordable housing projects or that invest in other limited partnerships formed to operate affordable housing projects. TCF generally utilizes the effective yield method to account for these investments with the tax credits net of the amortization of the investment reflected in the Consolidated Statements of Income as a reduction of income tax expense. However, depending on circumstances, the equity or cost methods may be utilized. The amount of the investment along with any unfunded equity contributions which are unconditional and legally binding are recorded in other assets. A liability for the unfunded equity contributions is recorded in other liabilities. At December 31, 2005, TCF’s investments in affordable housing limited partnerships were $47 million, compared with $49 million at December 31, 2004 and were recorded in other assets.

Four of these investments in affordable housing limited partnerships are considered variable interest entities. These partnerships are not consolidated with TCF. As of December 31, 2005 and 2004, the carrying amount of these four investments was $43.7 million and $46.7 million, respectively. These amounts included $2.3 million and $13.9 million of unconditional unfunded equity contributions as of December 31, 2005 and 2004, respectively, which are recorded in other liabilities. Thus, the maximum exposure to loss on these four investments was $43.7 million at December 31, 2005; however, the general partner of these partnerships provides various guarantees to TCF including guaranteed minimum returns. These guarantees are backed by a AA credit-rated company and significantly limit any risk of loss.

Intangible Assets Goodwill is tested for impairment annually. Deposit base intangibles are amortized over 10 years on an accelerated basis. The Company reviews the recoverability of the carrying values of these assets whenever an event occurs indicating that they may be impaired.

Stock-Based Compensation The fair value of restricted stock is recorded as unearned compensation in stockholders’ equity on the date of grant and amortized to compensation expense over the longer of the service period or performance period, but in no event beyond an employee’s retirement date. For performance-based restricted stock, TCF estimates the degree to which performance conditions will be met to determine the number of shares which will vest and the related compensation expense prior to the vesting date. Compensation expense is adjusted in the period such estimates change. Non-forfeitable dividends are recorded to retained earnings for shares of restricted stock which are expected to vest and to compensation expense for shares of restricted stock which are not expected to vest.

Income tax benefits related to stock compensation in excess of grant date fair value are recognized as an increase to additional paid in capital upon vesting and delivery of the stock. Any income tax benefits that are less than grant date fair value would be recognized as a reduction of additional paid in capital to the extent of previously recognized income tax benefits and then as compensation expense for the remaining amount. See Note 16 for additional information concerning stock-based compensation.

Deposit Account Losses Deposit account losses include a variety of losses related to deposit taking activities including overdrafts, external fraud and forgery and other deposit processing losses. Deposit account losses also include restitution received from customers, net of any related outside collection agency fees. Losses on uncollectible overdrafts are reported as deposit account losses in non-interest expense within 60 days from the date of overdraft. Uncollectible deposit fees are reversed against fees and service charges.

Note 2. Cash and Due from Banks

At December 31, 2005, TCF was required by Federal Reserve Board regulations to maintain reserve balances of $77.7 million in cash on hand or at the Federal Reserve Bank.

TCF FINANCIAL CORPORATION

2005 Form 10-K

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